
11005266

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549


SEC Mail Processing
RECEIVED
FEB 2 2 2011
WASH, D.C.
200
SECTION

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2010

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 1-278

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EMERSON ELECTRIC CO.
8000 W. Florissant Ave.
P. O. Box 4100
St. Louis, MO 63136



KPMG LLP
Suite 900
10 South Broadway
St. Louis, MO 63102-1761

Report of Independent Registered Accounting Firm

The Management Review Committee
Emerson Electric Co.
Employee Savings Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Emerson Electric Co. Employee Savings Investment Plan (the Plan) as of September 30, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Out audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of September 30, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

St. Louis, Missouri
February 18, 2011

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN
Statements of Net Assets Available for Benefits

	September 30,	
	2010	2009
Investments in Master Trust (Note 7), at fair value	$2,147,875,499	1,911,407,086
Employer contributions receivable	461,795	268,840
Participant contributions receivable	1,152,256	310,294
Loans receivable from participants in Master Trust	27,316,893	29,282,705
Net assets available for benefits before adjustments	2,176,806,443	1,941,268,925
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(21,561,673)	(8,493,999)
Net assets available for benefits	$2,155,244,770	1,932,774,926

See accompanying Notes to Financial Statements

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits

	Year Ended September 30,	
	2010	2009
Interest in Master Trust investment appreciation, net (Note 7)	$ 270,227,794	30,500,677
Interest income, participant loans	1,445,948	1,794,500
Transfers (to)/from other plans, net	(35,858,347)	25,820,349
Participant contributions	106,111,209	112,331,980
Rollover contributions	3,026,956	4,683,751
Employer contributions	27,377,655	32,542,938
Benefits paid to participants	(149,861,371)	(113,878,127)
Increase in net assets available for benefits	222,469,844	93,796,068
Net assets available for benefits, beginning of year	1,932,774,926	1,838,978,858
Net assets available for benefits, end of year	$2,155,244,770	1,932,774,926

See accompanying Notes to Financial Statements

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN
Notes to Financial Statements

(1) DESCRIPTION OF PLAN

The following description of the Emerson Electric Co. Employee Savings Investment Plan (the Plan) provides only general information. Participants should refer to the Plan prospectus and the Plan document for additional information.

General

The Plan is a defined contribution plan subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). In general, any employee of a division or subsidiary of Emerson Electric Co. (the Company) which has been designated by the Company to have its employees participate in the Plan is eligible to participate. An eligible employee may elect to participate on the first day of full employment with the Company. At September 30, 2010, there were 20,925 employees participating in the Plan.

Contributions

Eligible participants may generally elect to have up to 40% of compensation, in increments of 1%, contributed to the Plan. Contributions may be made on a pretax and/or after-tax basis, as elected by the participant, subject to certain limitations. Effective January 1, 2007, all new employees of the Company who are eligible to participate in the Plan are automatically enrolled in the plan, unless they choose not to contribute by completing an "opt-out" form within 45 days from date of hire. Those who are automatically enrolled in the plan are enrolled with an election of 3% pretax contributed to an age appropriate Vanguard Target Retirement Fund.

Eligible participants may receive matching contributions equal to a percentage of a portion of each participant's contribution. Forfeitures (unvested benefits forfeited by terminated employees) may be used to reduce future employer matching contributions. Net Assets Available for Benefits included forfeitures of $200,479 and $208,332 as of September 30, 2010 and 2009, respectively. Effective October 1, 2009 (2010 Plan year), forfeitures may also be used to pay Plan expenses.

Participant Accounts

The Plan maintains a separate account for each participant to record that participant's interest in each of the Plan's investments attributable to participant contributions, matching contributions made by the Company and earnings or losses thereon. Earnings and dividends attributable to investments held in participants' accounts are credited to the participants' accounts.

Vesting

Participant contributions and the earnings thereon are always 100% vested. Except as noted below, until the participant completes five years of service, matching contributions vest at the rate of 20% per year of service; thereafter, matching contributions are 100% vested. Matching contributions for participants at Computational Systems Inc. and Thunderline Z, Inc. become fully vested upon the completion of three years of service. All amounts become fully vested upon attainment of age 55, death, total and permanent disability or termination of the Plan.

Investment Options

Participants designate, in increments of 1%, the percentage of their total contribution to be invested in any of the Plan's investment funds.

Mutual Fund investments include the following: Equity Funds investing primarily in common stocks – Dodge & Cox Stock Fund, Vanguard Mid-Cap Growth Fund, Vanguard Morgan Growth Fund and Vanguard Selected Value Fund; Equity Index Funds investing primarily in common stocks – Vanguard Extended Market Index Fund, Vanguard Growth Index Fund, Vanguard Institutional Index Fund, Vanguard Total International Stock Index Fund and Vanguard Value Index Fund;

Balanced Index Funds investing primarily in stock, bond and money market mutual funds – The Vanguard Target Retirement Funds for 2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045 and 2050, and Vanguard Target Retirement Income Fund; Fixed Income Fund investing in a diversified portfolio of bonds – PIMCO Total Return Fund; and Fixed Income Index Fund investing in a diversified portfolio of bonds – Vanguard Total Bond Market Index Fund. The Emerson Electric Common Stock Fund invests in the Company's common stock. The Emerson Stable Value Fund invests mainly in contracts issued by insurance companies or other financial institutions, plus cash. Collective Funds are private investment funds investing primarily in common stocks and include the Capital Guardian International Stock Fund and the Capital Guardian U.S. Large-Cap Stock Fund. All funds may temporarily invest in cash and equivalents and also hold cash for liquidity.

Participants may change their investment options at any time. Participants may transfer (subject to certain restrictions on transfers into or out of the Emerson Stock Fund by the Company's executive officers), in 1% increments, all or part of an existing account balance in a fund among the other investment funds to the extent permitted by the underlying investment contracts. Transfers may be made up to six times per quarter. There are no advance notice periods required for transfers.

Participant Loans
Participants can borrow from the Plan at a rate of 1% over the Prime Rate published in the Wall Street Journal. Interest rates on loans outstanding at September 30, 2010, which includes loans transferred from other plans and loans deemed distributed, vary between 4% and 10.75%, depending on the date of borrowing. Loans are secured by the balance in the participant's account. Terms of loans are generally between one and four years. Participants can borrow the lesser of 50% of their vested account balance or $50,000, reduced by the highest outstanding loan balance during the prior 12 months. Participant loans are valued at amortized cost plus accrued interest.

Benefit Payments
Upon a participant's retirement after age 55, death, disability or other termination of employment with the Company, the entire vested balance in the participant's account may be distributed or, if the participant's vested account balance is at least $5,000, deferred until as late as age 70½, at which time required minimum distributions will begin.

A participant who is actively employed by the Company may withdraw all or a portion of his after-tax contributions, vested matching contributions that have been in the Plan at least two years, and amounts transferred or rolled-over from another plan qualified under Section 401 of the Internal Revenue Code (the Code). If a participant is at least age 59½, all contributions in the Plan can be withdrawn.

An actively-employed participant may request, subject to approval, a withdrawal of all or a portion of his pretax contributions upon demonstration of substantial financial hardship.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis, except benefit payments which are recorded when paid. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Investment Valuation and Income Recognition
See Notes 7 and 9 regarding investments in the Master Trust.

Risks and Uncertainties
The Plan invests in investment securities which are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Operating Expenses
The Company has the option of paying all expenses or charging them to the Plan participants. The Company has paid all expenses incidental to the operation and management of the Plan for the periods presented, except brokerage commissions paid for purchases and sales in the Emerson Stock Fund, investment management fees and expenses charged directly against the other investment funds.

Use of Estimates
Certain amounts included in the financial statements are estimated based on currently available information and management's judgment as to the outcome of future conditions and circumstances. While every effort is made to ensure the integrity of such estimates, including the use of third-party specialists where appropriate, actual results could differ from these estimates.

(3) TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 3, 2001, that the Plan and its related trust are designed in accordance with applicable sections of the Code. Additional Plan amendments have been made which were not covered by the tax determination letter. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

(4) TRANSFERS TO OR FROM OTHER PLANS

During 2010, the following significant net assets were transferred into the Plan: $6,861,920 from the E-I-M Company, Inc. Retirement Plan and $35,979,053 from the Avocent Corporation Retirement Plan. Additionally, certain participants and $82,281,848 of net assets were transferred from the Plan to the Emerson Electric Co. Retirement Savings Plan (RSP) to reflect hourly and union employees in the RSP and salaried employees in the Plan, in accordance with plan design.

During 2009, the following significant net asset transfers into the plan occurred: $5,571,616 from the TAG Retirement Savings Plan and $11,914,742 from the Stratos International 401(k) Plan.

In 2010 and 2009, certain participants transferred to or from other Company or third-party benefit plans. This occurs when an individual or a Company division or subsidiary transfers from one Company benefit plan to another, or when a Company division or subsidiary is divested.

Subsequent Event

Pursuant to the Company's divestiture of its appliance motors and U.S. commercial and industrial motors businesses in September 2010, $88,889,436 of net assets were transferred out of the Plan in November 2010.

(5) RELATED PARTIES

Certain investments in the Master Trust, including shares of mutual funds and an Emerson-dedicated investment fund, are managed by Vanguard, the Plan's Trustee and Recordkeeper. Additionally, Plan investment options include shares of Emerson Electric Co. common stock. Emerson Electric Co. is the sponsor of the Plan. These transactions qualify as "party-in-interest" transactions and are allowable under ERISA regulations.

(6) RECONCILIATION OF FINANCIAL STATEMENTS TO IRS FORM 5500

Following is a reconciliation of Net Assets Available for Benefits per the financial statements to IRS Form 5500.

	September 30,	
	2010	2009
Net Assets Available for Benefits per the financial statements	$2,155,244,770	1,932,774,926
Less: Participant loans deemed distributed	(1,604,651)	(1,903,309)
Less: Amounts allocated to withdrawing participants	(599,969)	(890,066)
Net Assets Available for Benefits per IRS Form 5500	$2,153,040,150	1,929,981,551

Following is a reconciliation of benefits paid to participants per the financial statements to IRS Form 5500.

	Year Ended September 30,	
	2010	2009
Benefits paid to participants per the financial statements	$149,861,371	113,878,127
Add: Participant loans deemed distributed at end of year	1,604,651	1,903,309
Add: Deemed loans transferred to RSP	163,835	-
Less: Participant loans deemed distributed at beginning of year	(1,903,309)	(2,135,404)
Add: Amounts allocated to withdrawing participants at end of year	599,969	890,066
Less: Amounts allocated to withdrawing participants at beginning of year	(890,066)	-
Benefits paid to participants per IRS Form 5500	$149,436,451	114,536,098

Amounts are allocated to withdrawing participants on IRS Form 5500 for benefit claims that have been processed and approved for payment as of September 30, 2010 and 2009, respectively, but not paid as of those dates.

(7) MASTER TRUST

All of the Plan's investments are held in the Master Trust. All Plan income/(loss) is reported as interest in Master Trust investment appreciation/(depreciation).

Each participating plan's interest in the funds of the Master Trust is based upon participant account balances. At September 30, 2010 and 2009, the Plan's interest in the net assets of the Master Trust was approximately 62% and 63%, respectively. Investment income and expenses relating to the Master Trust are allocated to the Plan based upon balances in the Master Trust. Additionally, Plan participant loans are included in the Master Trust.

The Plan's investments in the Master Trust are stated at fair value. The fair values of mutual funds and Emerson Electric common stock are based on quoted market prices. Cash is stated at cost, which approximates fair value. Shares of collective funds are valued at the net asset value of shares held by the Plan at year end, which is derived from either broker/dealer quotation or market-observed pricing for the underlying assets. There are no restrictions on the redemption of these investments. Contracts with insurance companies are valued at fair value determined by the discounted cash flows expected to be received from the contracts, based on market-derived yields for instruments with similar duration and issuer credit rating. The cost of investments held under the Plan is determined using the average cost method of accounting. Emerson has no unfunded commitments related to these assets.

The Stable Value Fund includes investment contracts with insurance companies which are fixed income fully benefit-responsive contracts known as synthetic guaranteed investment contracts ("synthetic GICs"). Synthetic GICs are designed to preserve principal, provide a stable rate of interest for Plan participants and ensure that participant initiated withdrawals will be paid at contract value. Interest rates on synthetic GICs reset quarterly and cannot be less than zero. Assets underlying the synthetic GICs are portfolios of fixed income investments owned by the Plan, which are maintained by a third-party custodian separate from the contract issuer's general assets. The contracts provide that realized and unrealized gains and losses on the underlying assets are not immediately reflected in the value of the Stable Value Fund, but rather are amortized over the remaining duration of the underlying contracts through adjustments to the future interest crediting rate, which is computed based on the current yield-to-maturity of the covered investments, plus or minus amortization of realized gains or losses at the time of computation. At September 30, 2010 and 2009, the weighted average yields for the Stable Value Fund were 3.08% and 2.75%, respectively, and net of fees were 2.91% and 2.64%, respectively.

The Statement of Net Assets Available for Benefits is required to present the fair values of these investment contracts plus an adjustment of the synthetic GICs from fair value to contract value. Contract value represents contributions made under the contract plus earnings, less Plan withdrawals and administrative expenses. Certain events can limit the Plan's ability to transact at contract value with the issuers of its investment contracts or may allow for the termination of the contract at less than contract value. Examples of such events include, but are not limited to, default by contract provider, partial or complete legal termination of the Plan, improper communications to participants, group terminations and significant divestitures. The Plan does not believe that the occurrence of any such event is probable.

The following table presents the values of all investments in the Master Trust.

	September 30, 2010	September 30, 2009
Mutual funds:		
Equity funds	$ 464,952,539	409,924,126
Equity index funds	355,380,280	317,869,562
Balanced index funds	617,915,976	534,701,000
Fixed income funds	159,867,532	120,846,690
Fixed income index funds	89,101,861	76,136,243
Total mutual funds	1,687,218,188	1,459,477,621
Emerson Electric common stock	678,770,505	537,533,971
Collective funds	178,232,321	168,217,445
Contracts with insurance companies	864,411,913	687,234,697
Interest-bearing cash	40,609,345	163,214,029
Total Master Trust investments at fair value	$3,449,242,272	3,015,677,763
Plan's share of Master Trust investments at fair value	$2,147,875,499	1,911,407,086

Investment income for the entire Master Trust follows.

	Year Ended September 30, 2010	Year Ended September 30, 2009
Net appreciation of mutual funds	$162,117,846	9,092,730
Net appreciation of Emerson Electric common stock	185,435,373	16,413,081
Net appreciation/(depreciation) of common/commingled funds	13,070,545	(3,593,653)
Interest	23,336,464	27,486,747
Total Master Trust investment income	$383,960,228	49,398,905
Plan's share of Master Trust investment income	$270,227,794	30,500,677

(8) NON-PARTICIPANT-DIRECTED INVESTMENTS

A portion of Emerson Electric Co. ("Emerson") matching contributions is invested in the Emerson Common Stock Fund. Participants are allowed to immediately transfer any and all Emerson matching contributions to other funds offered in the Plan, subject to the number of allowed fund transfers within a quarter. Non-participant-directed investments are those Emerson matching contributions invested in Emerson common stock and not transferred by participants. Information about net assets and changes in net assets relating to the non-participant-directed assets follows.

	September 30,	
	2010	2009
Net assets: Emerson common stock	$511,238,476	433,568,060

	Year Ended September 30,	
	2010	2009
Changes in net assets:		
Realized gains/(losses), net	$ 20,967,003	(9,828,618)
Unrealized appreciation, net	113,257,696	7,941,816
Dividends received	14,237,856	14,262,412
Transfers (to)/from other funds	(38,625,979)	(17,279,952)
Loan repayments	3,000,788	3,080,034
Transfers (to)/from other plans	(34,091,530)	(222,947)
Participant contributions	13,058,845	14,459,481
Rollover contributions	248,729	443,867
Employer contributions	17,694,567	20,055,986
Benefits paid to participants	(32,077,559)	(17,750,165)
Net change in non-participant-directed investments	$ 77,670,416	15,161,914

(9) FAIR VALUE MEASUREMENTS

The Plan adopted ASC 820, *Fair Value Measurements and Disclosures*, as of October 1, 2008. ASC 820 established a formal hierarchy and framework for measuring fair value, and expanded disclosure about fair value measurements and the reliability of valuation inputs. Under ASC 820, measurement assumes the transaction to sell an asset or transfer a liability occurs in the principal or at least the most advantageous market for that asset or liability. Within the hierarchy, Level 1 instruments use observable market prices for the identical item in active markets and have the most reliable valuations. Level 2 instruments are valued through broker/dealer quotation or through market-observable inputs for similar items in active markets, including forward and spot prices, interest rates and volatilities. Level 3 instruments, of which there are none, are valued using inputs not observable in an active market, such as entity-developed future cash flow estimates, and are considered the least reliable. See Note 7.

Following is a categorization of Master Trust investments by level within the ASC 820 fair value hierarchy.

	September 30, 2010		
	Level 1	Level 2	Total
Mutual funds:			
Equity funds	$ 464,952,539	-	464,952,539
Equity index funds	355,380,280	-	355,380,280
Balanced index funds	617,915,976	-	617,915,976
Fixed income funds	159,867,532	-	159,867,532
Fixed income index funds	89,101,861	-	89,101,861
Total mutual funds	1,687,218,188	-	1,687,218,188
Emerson Electric common stock	678,770,505	-	678,770,505
Collective funds	-	178,232,321	178,232,321
Contracts with insurance companies	-	864,411,913	864,411,913
Interest-bearing cash	40,609,345	-	40,609,345
Investments at fair value	$2,406,598,038	1,042,644,234	3,449,242,272

	September 30, 2009		
	Level 1	Level 2	Total
Mutual funds:			
Equity funds	$ 409,924,126	-	409,924,126
Equity index funds	317,869,562	-	317,869,562
Balanced index funds	534,701,000	-	534,701,000
Fixed income funds	120,846,690	-	120,846,690
Fixed income index funds	76,136,243	-	76,136,243
Total mutual funds	1,459,477,621	-	1,459,477,621
Emerson Electric common stock	537,533,971	-	537,533,971
Collective funds	-	168,217,445	168,217,445
Contracts with insurance companies	-	687,234,697	687,234,697
Interest-bearing cash	163,214,029	-	163,214,029
Investments at fair value	$2,160,225,621	855,452,142	3,015,677,763

(10) PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their accounts.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Review Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

by: 

Richard J. Schlueter, on behalf of the Management Review Committee

Date: February 18, 2011

Exhibit 1

EMERSON ELECTRIC CO. EMPLOYEE SAVINGS INVESTMENT PLAN

Schedule of Asset Held for Investment Purpose at End of Year – Attachment for Schedule H, Line 4i
As of September 30, 2010

Emerson Electric Co. Employee Savings Investment Plan

	Identity of Issue	Investment Type	Cost***	Current Value
*	Participant Loan Fund	Interest Rate Range: 4.25% - 10.5%**		$25,712,242**

* Party in Interest

** Current value and the range of interest rates exclude participant loans deemed distributed in accordance with IRS Form 5500 instructions for Schedule H, Line 4i.

*** Cost excluded in accordance with IRS Form 5500 instructions for Schedule H, Line 4i.

Consent of Independent Registered Public Accounting Firm

The Management Review Committee
Emerson Electric Co.
Employee Savings Investment Plan:

We consent to the incorporation by reference in the registration statement No. 333-154361 on Form S-8 of Emerson Electric Co. of our report dated February 18, 2011, with respect to the statements of net assets available for benefits of the Emerson Electric Co. Employee Savings Investment Plan as of September 30, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule H, line 4i – Schedule of Assets (Held at End of Year) as of September 30, 2010, which report appears in the September 30, 2010 annual report on Form 11-K of the Emerson Electric Co. Employee Savings Investment Plan.

KPMG LLP

St. Louis, Missouri
February 18, 2011